UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

WELCOME TO HARMONY

23 November 2004

Dear Gold Fields Shareholder

In the first instance, thank you for taking the time to read this letter which puts our value proposition directly to you. Secondly I would like to assist you in assessing your board’s confused and ever-changing strategy with regards to IAMGold and your international assets. Thirdly you may be interested in what your directors say under oath in a United States courtroom and finally I want to show you how you can put an end to all these silly games right now!

Harmony’s value proposition

1.	We will help you stop the value leakage associated with the ill-conceived IAMGold transaction.

2.	We give you an upfront 29% premium. In fact our premium offers are tantamount to us asking you to let us pay you a premium to let us turn your assets around. Perhaps we really are as crazy as they say we are! Or else we believe unreservedly in the Harmony Way.

3.	If you choose to stay on board you will become part of an industry transforming story. You can help transform the enlarged Harmony group into a well managed, highly liquid, geographically diversified, proudly South African international major. A true “go-to” stock for every gold investor.

Strategic confusion versus clear strategic direction

You spoke so loud that even Chris Thompson had to hear! The proposed IAMGold transaction is dead and Gold Fields know it. They also know full well that they can’t sell your international assets whilst under bid from Harmony without your consent. Neither can they buy back the Norilsk stake nor issue shares for cash! They say to fund managers in London that they will replace current management after 7 December 2004, but we say that IAMGold was the board’s and the Chairman’s best offer strategy and surely they should be held accountable! What exactly is Gold Fields’ strategy other than to resist and frustrate our value creation proposal?

It is probably true that we no longer need our early acceptance offers to block the IAMGold transaction, but it is a very, very powerful way for you to send a strong message to the board of Gold Fields: “stop preventing us from exercising our commercial and democratic rights”.

Feedback from the United States courtrooms

I accept that we are all responsible for the extent to which this commercial battle has deteriorated into a mud-slinging, name calling battle, where the team with the best spin doctors has its way in the media. For my part I apologise unreservedly. Those who are, however, interested in how the statements of your Chairman under oath and the undisclosed statements of your Chief Executive Officer differ from their public utterances are welcome to read the transcripts of the United States Federal District Court proceedings of last week, together with my completely unchallenged submission at the same hearing, on our website, www.harmony.co.za. You be the judge.

You can end this now!

By tendering your Gold Fields shares into our early acceptance offers before 12:00 a.m. South African time on Friday, 26 November 2004, you can put a stop to this unnecessary public spat. In doing so you will choose to have the Harmony Way applied to your South African assets, you will retain ownership of your international assets and you will enable me to put together the best skills of both teams to lead your new company! I can’t wait to serve you as shareholders.

Tender now to join the Harmony Way!

BERNARD SWANEPOEL

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4 (which was declared effective by the Securities and Exchange Commission (SEC) on November 19, 2004) and filed a final prospectus, dated November 19, 2004, with the SEC pursuant to Rule 424(b)(5) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the final prospectus, related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer